SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ___________________

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                                 Valentis, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   91913E302
                                 (CUSIP Number)

                             Arthur G. Altschul, Jr
                     Diaz & Altschul Capital Management, LLC
                                950 Third Avenue
                               New York, NY 10022
                                 (212) 751-1011
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                                   Alan Jakimo
                         Sidley Austin Brown & Wood LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 839-5300

                                January 24, 2003
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 21 Pages)

______________
* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91913E302           SCHEDULE 13D                 Page 2 of 21 Pages

----------- -------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Arthur G. Altschul, Jr. (in the capacity described herein)
----------- -------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) /X/
----------- -------------------------------------------------------------------
3           SEC USE ONLY
----------- -------------------------------------------------------------------
4           SOURCE OF FUNDS*

            Not Applicable
----------- -------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                            / /
----------- -------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- -------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER                             0
SHARES                 -------  -----------------------------------------------
BENEFICIALLY            8       SHARED VOTING POWER                   1,426,903
OWNED BY               -------  -----------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER                        0
REPORTING              -------  -----------------------------------------------
PERSON WITH             10      SHARED DISPOSITIVE POWER              1,426,903
------------------------------  -----------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,426,903
----------- -------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
----------- -------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.7%
----------- -------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            IN
----------- -------------------------------------------------------------------

CUSIP No. 91913E302           SCHEDULE 13D                 Page 3 of 21 Pages

----------- -------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Reinaldo M. Diaz (in the capacity described herein)
----------- -------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) /X/
----------- -------------------------------------------------------------------
3           SEC USE ONLY
----------- -------------------------------------------------------------------
4           SOURCE OF FUNDS*

            Not Applicable
----------- -------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                            / /
----------- -------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- -------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER                             0
SHARES                 -------  -----------------------------------------------
BENEFICIALLY            8       SHARED VOTING POWER                   1,426,903
OWNED BY               -------  -----------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER                        0
REPORTING              -------  -----------------------------------------------
PERSON WITH             10      SHARED DISPOSITIVE POWER              1,426,903
------------------------------  -----------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,426,903
----------- -------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
----------- -------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.7%
----------- -------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            IN
----------- -------------------------------------------------------------------

CUSIP No. 91913E302           SCHEDULE 13D                 Page 4 of 21 Pages

----------- -------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Diaz & Altschul Capital Management, LLC
----------- -------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) /X/
----------- -------------------------------------------------------------------
3           SEC USE ONLY
----------- -------------------------------------------------------------------
4           SOURCE OF FUNDS*

            Not Applicable
----------- -------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                            / /
----------- -------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
----------- -------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER                             0
SHARES                 -------  -----------------------------------------------
BENEFICIALLY            8       SHARED VOTING POWER                   1,426,903
OWNED BY               -------  -----------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER                        0
REPORTING              -------  -----------------------------------------------
PERSON WITH             10      SHARED DISPOSITIVE POWER              1,426,903
------------------------------  -----------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,426,903
----------- -------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
----------- -------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.7%
----------- -------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            OO
----------- -------------------------------------------------------------------

CUSIP No. 91913E302           SCHEDULE 13D                 Page 5 of 21 Pages

----------- -------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Diaz & Altschul Advisors, LLC
----------- -------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) /X/
----------- -------------------------------------------------------------------
3           SEC USE ONLY
----------- -------------------------------------------------------------------
4           SOURCE OF FUNDS*

            Not Applicable
----------- -------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                            / /
----------- -------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
----------- -------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER                             0
SHARES                 -------  -----------------------------------------------
BENEFICIALLY            8       SHARED VOTING POWER                   1,423,403
OWNED BY               -------  -----------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER                        0
REPORTING              -------  -----------------------------------------------
PERSON WITH             10      SHARED DISPOSITIVE POWER              1,423,403
------------------------------  -----------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,426,963
----------- -------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
----------- -------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.7%
----------- -------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            OO, IA
----------- -------------------------------------------------------------------

CUSIP No. 91913E302           SCHEDULE 13D                 Page 6 of 21 Pages

----------- -------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Diaz & Altschul Management, LLC
----------- -------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) /X/
----------- -------------------------------------------------------------------
3           SEC USE ONLY
----------- -------------------------------------------------------------------
4           SOURCE OF FUNDS*

            Not Applicable
----------- -------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                            / /
----------- -------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- -------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER                             0
SHARES                 -------  -----------------------------------------------
BENEFICIALLY            8       SHARED VOTING POWER                     526,659
OWNED BY               -------  -----------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER                        0
REPORTING              -------  -----------------------------------------------
PERSON WITH             10      SHARED DISPOSITIVE POWER                526,659
------------------------------  -----------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            526,659
----------- -------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
----------- -------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
----------- -------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            OO
----------- -------------------------------------------------------------------

CUSIP No. 91913E302           SCHEDULE 13D                 Page 7 of 21 Pages

----------- -------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Delta Opportunity Fund, Ltd.
----------- -------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) /X/
----------- -------------------------------------------------------------------
3           SEC USE ONLY
----------- -------------------------------------------------------------------
4           SOURCE OF FUNDS*

            OO
----------- -------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                            / /
----------- -------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
----------- -------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER                       896,744
SHARES                 -------  -----------------------------------------------
BENEFICIALLY            8       SHARED VOTING POWER                           0
OWNED BY               -------  -----------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER                  896,744
REPORTING              -------  -----------------------------------------------
PERSON WITH             10      SHARED DISPOSITIVE POWER                      0
------------------------------  -----------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            896,744
----------- -------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
----------- -------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.1%
----------- -------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            CO
----------- -------------------------------------------------------------------

CUSIP No. 91913E302           SCHEDULE 13D                 Page 8 of 21 Pages

----------- -------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Delta Opportunity Fund (Institutional), LLC
----------- -------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) /X/
----------- -------------------------------------------------------------------
3           SEC USE ONLY
----------- -------------------------------------------------------------------
4           SOURCE OF FUNDS*

            OO
----------- -------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                            / /
----------- -------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- -------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER                       526,659
SHARES                 -------  -----------------------------------------------
BENEFICIALLY            8       SHARED VOTING POWER                           0
OWNED BY               -------  -----------------------------------------------
EACH                    9       SOLE DISPOSITIVE POWER                  526,659
REPORTING              -------  -----------------------------------------------
PERSON WITH             10      SHARED DISPOSITIVE POWER                      0
------------------------------  -----------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            526,659
----------- -------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
----------- -------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
----------- -------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            OO
----------- -------------------------------------------------------------------

CUSIP No. 91913E302           SCHEDULE 13D                 Page 9 of 21 Pages

Item 1.   Security and Issuer.

          This statement relates to shares of Common Stock, par value $.001 per share (the "Shares"), of Valentis, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 863A Mitten Road, Burlingame, California 94010.


Item 2.   Identity and Background.

          (a) This Schedule 13D is being filed on behalf of each of the following persons:

               (i) Diaz & Altschul Capital Management, LLC, a New York limited liability company ("D&A");

               (ii) Diaz & Altschul Advisors, LLC, a New York limited
                    liability company ("D&A Advisors");

              (iii) Diaz & Altschul Management, LLC, a Delaware limited
                    liability company ("D&A Management");

               (iv) Delta Opportunity Fund, Ltd., a British Virgin Islands
                    company ("Delta Purchaser");

               (v) Delta Opportunity Fund (Institutional), LLC, a Delaware limited liability company ("Institutional Purchaser");

               (vi) Arthur G. Altschul, Jr. ("Mr. Altschul"); and

              (vii) Reinaldo M. Diaz ("Mr. Diaz").

          D&A, D&A Advisors, D&A Management, Delta Purchaser and Institutional Purchaser are sometimes collectively referred to herein as the "D&A Reporting Persons".

          Delta Purchaser and Institutional Purchaser were formed in order to engage in the acquiring, holding and disposing of investments in various companies. D&A Management is the managing member of Institutional Purchaser and D&A Advisors is the investment advisor of Delta Purchaser, and D&A Management and D&A Advisors exercise exclusive management and control of Institutional Purchaser and Delta Purchaser, respectively. D&A Advisors is the investment advisor to Delta Purchaser and Institutional Purchaser and has full power of attorney and authority with respect to investments. D&A Advisors is 99% owned by D&A, and Mr. Altschul owns 1% of D&A Advisor. The managing member of D&A Advisor is D&A. Mr. Diaz and Mr. Altschul each own 50% of, and share management and control of, D&A and D&A Management.

     (b) The address of the principal business office of each of the D&A Reporting Persons other than Institutional Purchaser is 950 Third Avenue, New York, NY 10022. The address of the principal business office of Institutional Purchaser is c/o SEI Investments, Styne House, Upper Hatch Street Dublin 2, Ireland.

CUSIP No. 91913E302           SCHEDULE 13D                Page 10 of 21 Pages

     (c)  Citizenship

          (i)  D&A - a New York limited liability company.
         (ii)  D&A Advisors - a New York limited liability company.
        (iii)  D&A Management - a Delaware limited liability company.
         (iv)  Delta Purchaser - a British Virgin Islands company.
          (v)  Institutional Purchaser - a Delaware limited liability company.
         (vi)  Mr. Altschul - United States.
        (vii)  Mr. Diaz -United States.

  (d)-(e) During the last five years, none of the D&A Reporting Persons, and none of the persons listed on Exhibit A, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Set forth on Exhibit A to this Schedule 13D is information with respect to each director and executive officer of D&A, D&A Advisors, D&A Management and Delta Purchaser.

Item 3.   Source and Amount of Funds or Other Consideration.

          On December 5, 2000, pursuant to a Subscription Agreement (the "Subscription Agreement"), dated as of November 20, 2000, between the Company and Delta Purchaser, Delta Purchaser purchased from the Company 6,300 shares of Series A Preferred Stock of the Company (the "Preferred Stock"), at a purchase price of $1,000 per share, for an aggregate purchase price of $6,300,000. The 6,300 shares of Preferred Stock purchased by Delta Purchaser were at that time convertible into 700,000 Shares. In connection with the purchase of the Preferred Stock, Delta Purchaser also was issued Warrants (the "Warrants") that at the time of issuance were exercisable for up to an aggregate of 225,365 Shares. Subsequent to the initial issuance, Delta Purchaser was issued 131,356 Shares in lieu of dividends on the Preferred Shares. The source of the $6,300,000 purchase price was capital contributions from the shareholders of Delta Purchaser.

          On December 5, 2000, pursuant to a Subscription Agreement, dated as of November 20, 2000, between the Company and Institutional Purchaser, Institutional Purchaser purchased from the Company 3,700 shares Preferred Stock, at a purchase price of $1,000 per share, for an aggregate purchase price of $3,700,000. The 3,700 shares of Preferred Stock purchased by Institutional Purchaser were at that time convertible into 411,111 Shares. In connection with the purchase of the Preferred Stock, Institutional Purchaser also was issued Warrants that at the time of issuance were exercisable for up to an aggregate of 132,358 Shares. Subsequent to the initial issuance, Institutional Purchaser was issued 77,175 Shares in lieu of dividends on the Preferred Shares. The source of the $3,700,000 purchase price was capital contributions from the members of Institutional Purchaser.

CUSIP No. 91913E302           SCHEDULE 13D                 Page 11 of 21 Pages

          As placement agent for the Company's private placement of Preferred Stock and Warrants which closed on December 5, 2000, D&A Advisors received a cash fee and Warrants that at the time of issuance were exercisable for 105,000 Shares.

          On January 23, 2003, the Company's shareholders approved a series of amendments (the "Amendments") to the Certificate of Incorporation of the Company. The Company effectuated these amendments by filing an Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware on January 24, 2003. Among other things, the amendments reduced the conversion price of the Preferred Stock from $9.00 per share to $0.242 per share, provided that all outstanding Preferred Stock (and all accrued and unpaid dividends and arrearage interest on such dividends) were converted into Shares, and provided for a 30:1 reverse stock split of the Shares.

          As of the date hereof, giving effect to the Amendments and the reverse stock split, Delta Purchaser is the beneficial owner of 896,744 Shares (including 7,512 Shares subject to Warrants) representing approximately 16.1% of the outstanding Shares (using as outstanding 5,555,421 Shares, based upon 36,903,580 Shares outstanding at December 12, 2002, as set forth in the Company's Proxy Statement dated December 12, 2002, the issuance of an additional 129,759,051 Shares in connection with the Amendments, as set forth in the Company's Current Report on Form 8-K dated January 27, 2003, and the 30:1 reverse stock split, as reported in such Form 8-K.)

          As of the date hereof, giving effect to the Amendments and the reverse stock split, Institutional Purchaser is the beneficial owner of 526,659 Shares (including 4,411 Shares subject to Warrants), representing approximately 9.5% of the outstanding Shares.

          As of the date hereof, giving effect to the reverse stock split, D&A Advisors holds Warrants which are convertible into 3,500 Shares representing approximately .06% of the outstanding Shares.



Item 4.   Purpose of the Transaction.

          Except as described herein, the D&A Reporting Persons acquired and hold the Shares and Warrants beneficially owned by Delta Purchaser and Institutional Purchaser for investment purposes.

          The D&A Reporting Persons intend to review on a continuing basis their investment in the Company and the Company's business affairs, financial position and prospects. Based on such evaluation and review, as well as the respective objectives of Delta Purchaser and Institutional Purchaser, the other D&A Reporting Persons and the Company, other investment opportunities available to the D&A Reporting Persons, general economic and industry conditions, and other factors that the D&A Reporting Persons may deem relevant, the D&A Reporting Persons may consider from time to time various courses of action of the types described in clauses (a) through (j) of Item 4 of Schedule 13D. Such actions may include, among other things, (i) the sale of all or a portion of the Shares and/or Warrants held by such D&A Reporting Persons, (ii) the acquisition of Shares through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, or (iii) sale of all or a portion

CUSIP No. 91913E3062          SCHEDULE 13D                 Page 12 of 21 Pages

of the Shares owned by such D&A Reporting Persons on the open market, in privately negotiated transactions, through a public offering or otherwise.

          Mr. Diaz became a Director of the Company effective as of January 31, 2003.

          Other than as described or contemplated above, none of the D&A Reporting Persons has any current plans or proposals that relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a)-(b) See Item 3.

          As of the date hereof, giving effect to the Amendments and the reverse stock split, Delta Purchaser is the beneficial owner of 896,744 Shares (including 7,512 Shares subject to Warrants) representing approximately 16.1% of the outstanding Shares (using as outstanding 5,555,421 Shares, based upon 36,903,580 Shares outstanding at December 12, 2002, as set forth in the Company's Proxy Statement dated December 12, 2002, the issuance of an additional

CUSIP No. 91913E3062          SCHEDULE 13D                 Page 13 of 21 Pages

129,759,051 Shares in connection with the Amendments, as set forth in the Company's Current Report on Form 8-K dated January 25, 2003, and the 30:1 reverse stock split, as reported in such Form 8-K.)

          As of the date hereof, giving effect to the Amendments and the reverse stock split, Institutional Purchaser is the beneficial owner of 526,659 Shares (including 4,411 Shares subject to Warrants), representing approximately 9.5% of the outstanding Shares.

          As of the date hereof, giving effect to the reverse stock split, D&A is the indirect beneficial owner of Warrants which are convertible into 3,500 Shares representing approximately .06% of the outstanding Shares.

          D&A Advisors serves as investment advisor to Delta Purchaser and Institutional Purchaser. By reason of such relationships, D&A Advisors may be deemed to share voting and dispositive power over the Shares owned by Delta Purchaser and Institutional Purchaser.

          D&A Management serves as investment manager to and managing member of Institutional Purchaser. By reason of such relationships, D&A Management may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by Institutional Purchaser.

          Mr. Altschul is a member of D&A, the parent company of D&A Advisors, and is a member of D&A Management. By reason of such relationships, Mr. Altschul may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by D&A Advisors and D&A Management.

          Mr. Diaz is a member of D&A, the parent company of D&A Advisors, and is a member of D&A Management. By reason of such relationships, Mr. Altschul may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by D&A Advisors and D&A Management.

(c) Except for the receipt from the Company of Shares as a result of the Amendments in the amount of 26,206,325 Shares with respect to Delta Purchaser and 15,391,016 Shares with respect to Institutional Purchaser, and the conversion effected by the reverse stock split on January 24, 2003 at a ratio of 30:1, none of the D&A Reporting Persons has effected any transaction in the Shares during the past 60 days, and, to the best of the D&A Reporting Persons' knowledge, no person named in Exhibit A has effected any transactions in the Shares during the past 60 days.

(d) Each of the D&A Reporting Persons affirms that except as described below, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares. The shareholders of Delta Purchaser have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares and Warrants beneficially owned by Delta Purchaser in accordance with their ownership interests in Delta Purchaser. The shareholders of Institutional Purchaser have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares and Warrants beneficially owned by Institutional Purchaser in accordance with their ownership interests in Institutional Purchaser.

(e) Not applicable.

CUSIP No. 91913E302           SCHEDULE 13D                 Page 14 of 21 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As described above, Delta Purchaser and Institutional Purchaser entered into a Subscription Agreement with the Company on November 20, 2002.
On December 5, 2002, Delta Purchaser and Institutional Purchaser purchased the Preferred Stock and acquired the Warrants as described above. Effective as of November 11, 2002, Delta Purchaser and Institutional Purchaser each entered into an Amendment, Consent and Waiver with the Company. Pursuant to the Amendment, Consent and Waiver the Company agreed to file with the SEC, within 45 days of the filing of the Amended and Restated Certificate of Incorporation, a Registration Statement covering the Shares owned by the D&A Reporting Persons and the Shares which may be issued upon exercise of the Warrants owned by the D&A Reporting Persons. Except as described herein, there is no agreement, understanding, contract, arrangement or relationship between any of the D&A Reporting Persons and the Company.

          The summary of the Subscription Agreements, the Warrants and the Amendment, Consent and Waivers contained in this statement is not intended to be complete and are qualified by reference to the form of Subscription Agreement and forms of Warrants, included as Exhibits 99.2, 99.3, 99.4 and
99.5 respectively, which are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 99.1 Joint Filing Agreement dated as of February 3, 2003 among Diaz & Altschul Capital Management, LLC, Diaz & Altschul Advisors, LLC, Diaz & Altschul Management, LLC, Delta Opportunity Fund, Ltd., Delta Opportunity Fund (Institutional), LLC, Mr. Arthur G. Altschul, Jr. and Mr. Reinaldo M. Diaz.

     Exhibit 99.2 Form of Subscription Agreement dated as of November 20, 2000 (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-3 (No. 333-54066) filed with the Securities and Exchange Commission on January 19, 2001)

     Exhibit 99.3 Form of Common Stock Purchase Warrant, Class A (incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (No. 333-54066) filed with the Securities and Exchange Commission on January 19, 2001)

     Exhibit 99.4 Form of Common Stock Purchase Warrant, Class B (incorporated herein by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3 (No. 333-54066) filed with the Securities and Exchange Commission on January 19, 2001)

     Exhibit 99.5 Form of Amendment, Consent and Waiver, dated as of
November 11, 2002 (incorporated by reference to Appendix B of to the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 12, 2002)

CUSIP No. 91913E302           SCHEDULE 13D                 Page 15 of 21 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2003

Date:  February 3,  2003                DIAZ & ALTSCHUL CAPITAL MANAGEMENT, LLC

                                           By:   /s/ Christopher S. Mooney
                                                 -------------------------------
                                                 Name:   Christopher S. Mooney
                                                 Title:  Chief Financial Officer

Date:  February 3,  2003                DIAZ & ALTSCHUL ADVISORS, LLC

                                           By:   /s/ Christopher S. Mooney
                                                 -------------------------------
                                                 Name:   Christopher S. Mooney
                                                 Title:  Chief Financial Officer

Date:  February 3,  2003                DIAZ & ALTSCHUL MANAGEMENT, LLC

                                           By:   /s/ Christopher S. Mooney
                                                 -------------------------------
                                                 Name:   Christopher S. Mooney
                                                 Title:  Chief Financial Officer

Date:  February 3,  2003                DELTA OPPORTUNITY FUND, LTD.

                                           By:   DIAZ & ALTSCHUL ADVISOR, LLC
                                                 as investment advisor

                                           By:   /s/ Christopher S. Mooney
                                                 -------------------------------
                                                 Name:   Christopher S. Mooney
                                                 Title:  Chief Financial Officer

CUSIP No. 91913E302           SCHEDULE 13D                 Page 16 of 21 Pages


Date:    February 3,  2003           DELTA OPPORTUNITY FUND (INSTITUTIONAL), LLC

                                           By:   DIAZ & ALTSCHUL MANAGEMENT, LLC
                                                 as managing member

                                           By:   /s/ Christopher S. Mooney
                                                 -------------------------------
                                                 Name:   Christopher S. Mooney
                                                 Title:  Chief Financial Officer

Date:    February 3,  2003           MR. ARTHUR G. ALTSCHUL, JR.

                                           By:   /s/  Arthur G. Altschul, Jr.
                                                 ------------------------------

Date:    February 3,  2003           MR. REINALDO M. DIAZ

                                           By:   /s/ Reinaldo M. Diaz
                                                 ------------------------------

CUSIP No. 91913E302           SCHEDULE 13D                 Page 17 of 21 Pages


                                 Exhibit Index
                                 -------------

     Exhibit 99.1 Joint Filing Agreement dated as of February 3, 2003, among Diaz & Altschul Capital Management, LLC, Diaz & Altschul Advisors, LLC, Diaz & Altschul Management, LLC, Delta Opportunity Fund, Ltd., Delta Opportunity Fund (Institutional), LLC, Mr. Arthur G. Altschul, Jr. and Mr. Renaldo M. Diaz.

     Exhibit 99.2 Form of Subscription Agreement dated as of November 20, 2000 (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-3 (No. 333-54066) filed with the Securities and Exchange Commission on January 19, 2001)

     Exhibit 99.3 Form of Common Stock Purchase Warrant, Class A (incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (No. 333-54066) filed with the Securities and Exchange Commission on January 19, 2001)

     Exhibit 99.4 Form of Common Stock Purchase Warrant, Class B (incorporated herein by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3 (No. 333-54066) filed with the Securities and Exchange Commission on January 19, 2001)


     Exhibit 99.5 Form of Amendment, Consent and Waiver, dated as of November 11, 2002 (incorporated by reference to Appendix B of the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 12, 2002)

CUSIP No. 91913E302           SCHEDULE 13D                 Page 18 of 21 Pages

                                  Exhibit 99.1

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock of Valentis, Inc., a Delaware corporation, and that this Joint Filing Agreement be included as an Exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Date:    February 3, 2003             DIAZ & ALTSCHUL CAPITAL MANAGEMENT, LLC

                                           By:   /s/ Christopher S. Mooney
                                                 -------------------------------
                                                 Name:   Christopher S. Mooney
                                                 Title:  Chief Financial Officer

Date:    February 3, 2003             DIAZ & ALTSCHUL ADVISORS, LLC

                                           By:   /s/ Christopher S. Mooney
                                                 -------------------------------
                                                 Name:   Christopher S. Mooney
                                                 Title:  Chief Financial Officer

Date:    February 3, 2003             DIAZ & ALTSCHUL MANAGEMENT, LLC

                                           By:   /s/ Christopher S. Mooney
                                                 -------------------------------
                                                 Name:   Christopher S. Mooney
                                                 Title:  Chief Financial Officer

Date:    February 3, 2003             DELTA OPPORTUNITY FUND, LTD.

                                           By:   DIAZ & ALTSCHUL ADVISOR, LLC
                                                 as investment advisor

                                           By:   /s/ Christopher S. Mooney
                                                 -------------------------------
                                                 Name:   Christopher S. Mooney
                                                 Title:  Chief Financial Officer

Date:    February 3, 2003            DELTA OPPORTUNITY FUND (INSTITUTIONAL), LLC

                                           By:   DIAZ & ALTSCHUL MANAGEMENT, LLC
                                                 as managing member

                                           By:   /s/ Christopher S. Mooney
                                                 -------------------------------
                                                 Name:   Christopher S. Mooney
                                                 Title:  Chief Financial Officer

CUSIP No. 91913E302           SCHEDULE 13D                 Page 19 of 21 Pages


Date:    February 3, 2003             MR. ARTHUR G. ALTSCHUL, JR.

                                           By:   /s/  Arthur G. Altschul, Jr.
                                                 ------------------------------

Date:    February 3, 2003             MR. REINALDO M. DIAZ

                                           By:   /s/ Reinaldo M. Diaz
                                                 ------------------------------

CUSIP No. 91913E302           SCHEDULE 13D                 Page 20 of 21 Pages

Exhibit A

Officers and Directors of Reporting Persons

The following sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of the Reporting Persons. Except for Mr. Cook, who is a citizen of the United Kingdom, and Mr. Domingo, who is a citizen of Brazil, each such person is a citizen of the United States.

D&A

----------------------------- -------------------------------- -------------------------- ----------------------------
            NAME                    PRINCIPAL BUSINESS                   TITLE               PRINCIPAL OCCUPATION
                                          ADDRESS
----------------------------- -------------------------------- -------------------------- ----------------------------
Arthur G. Altschul, Jr.       950 Third Avenue                 Managing Member            Investment Management
                              New York, NY 10022
----------------------------- -------------------------------- -------------------------- ----------------------------
Reinaldo M. Diaz              950 Third Avenue                 Managing Member            Investment Management
                              New York, NY 10022
----------------------------- -------------------------------- -------------------------- ----------------------------
Christopher S. Mooney         950 Third Avenue                 Chief Financial Officer    Investment Management
                              New York, NY 10022
----------------------------- -------------------------------- -------------------------- ----------------------------


D&A Advisors

----------------------------- -------------------------------- -------------------------- ----------------------------
            NAME                    PRINCIPAL BUSINESS                   TITLE               PRINCIPAL OCCUPATION
                                          ADDRESS
----------------------------- -------------------------------- -------------------------- ----------------------------
Arthur G. Altschul, Jr.       950 Third Avenue                 Managing Member            Investment Management
                              New York, NY 10022
----------------------------- -------------------------------- -------------------------- ----------------------------
Reinaldo M. Diaz              950 Third Avenue                 Managing Member            Investment Management
                              New York, NY 10022
----------------------------- -------------------------------- -------------------------- ----------------------------
Christopher S. Mooney         950 Third Avenue                 Chief Financial Officer    Investment Management
                              New York, NY 10022
----------------------------- -------------------------------- -------------------------- ----------------------------

CUSIP No. 91913E302           SCHEDULE 13D                 Page 21 of 21 Pages

D&A Management

----------------------------- -------------------------------- -------------------------- ----------------------------
            NAME                    PRINCIPAL BUSINESS                   TITLE               PRINCIPAL OCCUPATION
                                          ADDRESS
----------------------------- -------------------------------- -------------------------- ----------------------------
Arthur G. Altschul, Jr.       950 Third Avenue                 Managing Member            Investment Management
                              New York, NY 10022
----------------------------- -------------------------------- -------------------------- ----------------------------
Reinaldo M. Diaz              950 Third Avenue                 Managing Member            Investment Management
                              New York, NY 10022
----------------------------- -------------------------------- -------------------------- ----------------------------
Christopher S. Mooney         950 Third Avenue                 Chief Financial Officer    Investment Management
                              New York, NY 10022
----------------------------- -------------------------------- -------------------------- ----------------------------




Delta Purchaser

----------------------------- -------------------------------- -------------------------- ----------------------------
            NAME                    PRINCIPAL BUSINESS                   TITLE               PRINCIPAL OCCUPATION
                                          ADDRESS
----------------------------- -------------------------------- -------------------------- ----------------------------
Arthur G. Altschul, Jr.       950 Third Avenue                 Director                   Investment Management
                              New York, NY 10022
----------------------------- -------------------------------- -------------------------- ----------------------------
Graham Hedley Cook            950 Third Avenue                 Director                   Company Manager
                              New York, NY 10022
----------------------------- -------------------------------- -------------------------- ----------------------------
Julio Mario Santo Domingo,    950 Third Avenue                 Director                   Investor
Jr.                           New York, NY 10022
----------------------------- -------------------------------- -------------------------- ----------------------------